Exhibit 21.1 Subsidiaries of Securus Technologies, Inc.

The following is a list of subsidiaries for Securus Technologies, Inc.:

–	T-NETIX, INC.
–	Telequip Labs, Inc.
–	T-NETIX Telecommunications Services, Inc.
–	Evercom Holdings, Inc.
–	Evercom, Inc.
–	Evercom Systems, Inc.
–	Syscon Justice Systems, Inc.
–	Modeling Solutions LLC
–	Modeling Solutions, LLC
–	Syscon Justice Systems Canada Ltd.
–	Syscon Justice Systems Limited
–	Syscon Justice Systems Pty Limited